SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 14d-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            SUNBEAM CORPORATION
                         (Name of Subject Company)

                            SUNBEAM CORPORATION
                                  (Issuer)

      ZERO COUPON CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2018
                       (Title of Class of Securities)

                                 867071 AD4
                                 867071 AA0
                                 867071 AB8
                   (CUSIP Numbers of Class of Securities)

                            STEVEN R. ISKO, ESQ.
                            SUNBEAM CORPORATION
                        2381 EXECUTIVE CENTER DRIVE
                         BOCA RATON, FLORIDA 33431
                         TELEPHONE: (561) 912-4100
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:
                          J. GREGORY MILMOE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.



Contacts:     Investment Community              Media
              Steve Dalberth                    Elizabeth Mather
              Sunbeam Corporation               Robinson, Lerer & Montgomery
              (561) 912-4800                    (212) 484-7701


              SUNBEAM ANNOUNCES EXCHANGE OFFER FOR ZERO COUPON
                      CONVERTIBLE DEBENTURES DUE 2018

                - IMPORTANT STEP TOWARDS RECAPITALIZATION -
                       ------------------------------


         BOCA RATON, FL, JULY 10, 2000 -- Sunbeam Corporation (NYSE: SOC) today announced that it is offering to acquire all of its currently outstanding Zero Coupon Convertible Senior Subordinated Debentures due 2018 in exchange for newly issued 11% Senior Secured Subordinated Notes due 2011 and shares of Sunbeam Corporation common stock.

         Jerry W. Levin, Chairman and Chief Executive Officer said, "The exchange offer directly addresses our large debt burden, which is a major issue currently facing Sunbeam. Exchanging the zero bonds now addresses future uncertainty surrounding the Company if the debenture holders were to exercise their redemption rights in 2003."

         Levin added, "If accepted by our bondholders, the impact of the exchange offer will be significant. Assuming 100% acceptance, we will have reduced debt by more than $500 million and increased shareholders' equity by more than $3.50 per share. And most importantly, the exchange offer will significantly enhance our ability to obtain better, long-term financing solutions for the Company's remaining debt and future investment needs. All of these factors will enhance our competitive position and increase long-term value for the Company."

         Pursuant to the terms of the exchange offer, Sunbeam is offering to issue $173.00 principal amount at maturity of secured notes ($149.06 principal amount at issuance) bearing interest at 11% per annum and 17 shares of Sunbeam Corporation common stock in exchange for each $1,000 principal amount at maturity of zero debentures. The Company estimates this is a premium of greater than 30% to the zeros at today's prices. If 100% of the outstanding zero debentures are exchanged in the exchange offer, Sunbeam will issue $348.4 million aggregate principal amount at maturity of secured notes ($300.2 million principal amount at issuance) and 34,238,000 shares of common stock. The projected principal amount at maturity of the secured notes to be issued in the exchange offer reflects accretion of original issue discount in respect of 85% and 70% of the aggregate interest payable by Sunbeam under the secured notes during years one and two following issuance, respectively, and assumes no prior optional redemptions.

         The secured notes will be partially cash pay until June 15, 2002, and fully cash pay thereafter and will mature on June 15, 2011. The secured notes will be senior in right of payment to all of the Company's subordinated debt, including any zero debentures that remain outstanding after the exchange offer.

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of consumer products under such world-class brands as Sunbeam(R), Oster(R), Grillmaster(R), Coleman(R), Mr. Coffee(R), First Alert(R), Powermate(R), Health o meter(R), and Campingaz(R).

                           CAUTIONARY STATEMENTS

         Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Sunbeam to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Actual results could differ materially from those in the forward-looking statements due to various factors, including those set forth under the captions "Cautionary Statements" in the Company's filings with the Securities and Exchange Commission.

                                   NOTICE

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell Zero Coupon Convertible Senior Subordinated Debentures due 2018 of Sunbeam Corporation. At the time the offer is commenced, Sunbeam Corporation will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the Offering Circular attached as an exhibit thereto, a related Letter of Transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Circular, the related Letter of Transmittal and certain other offer documents will be made available to all holders of the Zero Coupon Convertible Senior Subordinated Debentures at no expense to them. The Tender Offer Statement (including the Offering Circular, the related Letter of Transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's web site at www.sec.gov.

                                    ###